Exhibit 99.12

CONSENT OF G. FERLATTE

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2017, (ii) the Registration Statement on Form F-10 (File No. 333-210437) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ Gilles Ferlatte
By:	Gilles Ferlatte, ing.
Mining Engineer
(former Regional Vice-President, Americas of IAMGOLD Corporation)

Dated: February 21, 2018